

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Laurie Weisberg
Chief Executive Officer
Creatd, Inc.
648 Broadway, Suite 200
New York, NY 10012

   Re: Creatd, Inc.
   Registration Statement on Form S-3
   Filed May 13, 2022
   File No. 333-264908

Dear Ms. Weisberg:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ryan Lichtenfels at 703-434-0122 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Joseph Lucosky